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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005460

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
CNA Investor Services, Inc.


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
202
SECTION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie R. Rishel, Vice President — (312) 822-1351
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/30/07

CNA INVESTOR SERVICES, INC.
(SEC I.D. No. 8-13023)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2006 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * * *

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Carol A. Kuntz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CNA Investor Services, Inc. (the "Company") as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Carol A. Kuntz



"OFFICIAL SEAL"
Linda M. Luviano
Notary Public, State of Illinois
My Commission Exp. 10/19/2010

President and Chief Executive Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt from requirement, see footnote 6 to financial statements)
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable, exempt from requirement, see footnote 6 to financial statements)
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (included in (g) above)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, Illlinois 60606
USA

Tel: 312-486-1200
Fax: 312-486-1000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CNA Investor Services, Inc.
Chicago, Illinois

We have audited the following financial statements of CNA Investor Services, Inc. (a wholly-owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit..

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 of CNA Investor Services, Inc. as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management.

Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	298,530
Prepaid expenses		18,257
TOTAL	$	316,787
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Amounts due to parent (Note 3)	$	45,434
Income taxes payable to parent (Note 4)		26,035
Total liabilities		71,469
Commitment & Contingencies (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value—100 shares authorized and outstanding at stated value		5,000
Additional paid-in-capital		227,949
Retained earnings		12,369
Total stockholder's equity		245,318
TOTAL	$	316,787

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions and fees	$ 59,191
Interest and other income	6,520
Total revenues	65,711
EXPENSES:	
General and administrative (Note 3)	96,510
Total expenses	96,510
LOSS BEFORE INCOME TAXES	(30,799)
INCOME TAX EXPENSE (Note 4)	-
NET LOSS	$ (30,799)

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(30,799)
Adjustment to reconcile net loss to net cash provided by operating activities		
Increase in prepaid expenses		(163)
Increase in amounts due to parent		40,611
Change in income taxes payable to parent		68,927
Net cash provided by operating activities		78,576
CASH AND CASH EQUIVALENTS—Beginning of year		219,954
CASH AND CASH EQUIVALENTS—End of year		298,530
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash received for federal income taxes from parent	$	68,927

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—January 1, 2006	$ 5,000	$ 227,949	$ 43,168	$ 276,117
Net loss			(30,799)	(30,799)
BALANCE—December 31, 2006	$ 5,000	$ 227,949	$ 12,369	$ 245,318

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—CNA Investor Services, Inc. (the "Company") is a registered broker/dealer. The Company is a wholly owned subsidiary of Continental Casualty Company ("CCC"). CCC is wholly owned by The Continental Corporation ("TCC"). TCC is wholly owned by CNA Financial Corporation ("CNA"). Loews Corporation owned approximately 89% of the outstanding common stock of CNA at December 31, 2006.

During 2004, CNA sold its individual life and annuity business through the sale of stock of Valley Forge Life Insurance Company ("VFL") and through a reinsurance transaction for the individual life and annuity business not directly written by VFL. During 2004, CNA also sold its assets and liabilities of CNA Trust Corporation ("CNA Trust"). Since the Company served as a broker/dealer for products sold in the individual life and annuity line of business as well as for CNA Trust, with the sale of these entities, the related broker/dealer revenues also ceased. The Company no longer introduces new customers/accounts for any related or unrelated party. The commissions received are related to existing customer balances with investment companies and insurance companies and on their incremental investments in their existing mutual fund accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Commissions and Fees—Commission revenue and fees related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Cash and Cash Equivalents—Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Cash and cash equivalents and payables are carried at cost, which approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company reimburses CCC for management services and similar expenses provided to the Company and paid for on behalf of the Company. Included in general and administrative expenses are such expenses allocated by CCC in the amount of $51,241 for the year ended December 31, 2006. At December 31, 2006, the Company had an amount due to CCC of $45,434.

4. INCOME TAXES

The Company's federal income tax return is consolidated with the federal income tax return of CNA and its domestic subsidiaries, which in turn is consolidated with the federal income tax return of Loews Corporation and its domestic subsidiaries. CNA has an agreement to which the Company is a party whereby each of CNA's domestic property/casualty and non insurance subsidiaries will pay to, or recover from, CNA the amount of federal and state income taxes the subsidiary would have incurred (or would have been entitled to recover) if that subsidiary were filing its own federal and state income tax return.

At December 31, 2006, the Company had income taxes payable to Parent of $26,035. In addition, the Company had deferred tax assets of $51,161 relating to net operating loss carry forwards at December 31, 2006, an increase of $10,564 from December 31, 2005, for which a valuation allowance has been established for the entire amount. The net operating loss carry forwards expire between 2022 and 2026. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting.

5. CONTINGENCIES

The Company is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations.

6. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2006, the Company had net capital of $221,166, which was $216,166 in excess of its minimum required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.3 to 1.

SEC Rule 15c3-3 (the "Rule") specifies requirements for broker-dealers to properly protect customers' funds and securities. These requirements include segregation of certain funds and securities. Broker-dealers that self-clear are responsible for complying with these requirements. Broker-dealers that do not hold customer funds and securities may qualify for exemptive provisions of the Rule. Two significant elements of the Rule are: 1) a formula for a cash reserve which restricts a broker-dealer from using customer funds and securities in its own business and 2) a requirement that brokers or dealers obtain and maintain physical possession or control, as defined in the Rule, of fully paid and excess margin securities.

Due to the nature of the Company's business, the Company operates under a Section k(1) exemption to the Rule. Section k(1) of the Rule exempts from the Rule broker-dealers dealing solely in mutual funds or variable annuities/variable life, provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

Because of such exemption, the Company is not required to prepare a determination of reserve requirement and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2006

Total stockholder's equity reported on the statement of financial condition	$	245,318
DEDUCTIONS AND/OR CHARGES—Nonallowable assets included in the statement of financial condition:		
Prepaid expenses		(18,257)
Total deductions and/or charges		(18,257)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		227,061
HAIRCUTS ON SECURITIES POSITIONS		
Money market funds - 2% of cash equivalents		(5,895)
NET CAPITAL	$	221,166
TOTAL AGGREGATE INDEBTEDNESS—Total liabilities	$	71,469
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.3 to 1	
MINIMUM CAPITAL REQUIRED (The greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	216,166
RECONCILIATION WITH NET CAPITAL AS REPORTED IN PART II OF UNAUDITED FORM X-17A-5 AS OF DECEMBER 31, 2006:		
NET CAPITAL AS REPORTED ON PART II OF UNAUDITED FORM X-17A-5	$	283,733
Change in accrued expenses		(39,559)
Change in income tax benefit		(26,035)
Change in haircuts on securities		3,027
		(62,567)
NET CAPITAL—As computed above	$	221,166



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, Illinois 60606
USA

Tel: 312-486-1200
Fax: 312-486-1000
www.deloitte.com

February 27, 2007

CNA Investor Services, Inc.
333 South Wabash Avenue
Chicago, Illinois 60604

In planning and performing our audit of the financial statements of CNA Investor Services, Inc. (a wholly-owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses except, we noted the following matter involving the control environment and accounting system and their operations that we consider to be a material weakness as defined above. Such material weakness related to the Company's review of the calculation of allocated expenses from its parent. After identification of this item, the Company has enhanced its existing review procedures around the calculation of allocated expenses from its parent to ensure accurate financial reporting in future periods. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and does not affect our report thereon dated February 27, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives, except for the matter noted above, which we deemed to be a material weakness.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END